EXHIBIT 21.1

LIST OF SUBSIDIARIES

Langer, Inc., a Delaware corporation, owns 100% of the outstanding capital stock of each of the following corporations:

1.   Langer (UK) Limited, a United Kingdom limited company (formerly known as The Langer Biomechanics Group (UK) Limited).

2.   Langer Distribution Services, Inc., a Delaware corporation (formerly known as GoodFoot Acquisition Co.).

3.   Langer Canada Inc., a New Brunswick (Canada) corporation.  Langer Canada Inc., owns 100% of the outstanding capital stock of:

      Bi-Op Laboratories Inc., a Quebec (Canada) corporation.

4.   Silipos, Inc., a Delaware corporation.  Silipos, Inc., owns 100% of the outstanding capital stock of:

      Silipos (UK) Ltd., a company organized under the laws of England.